UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PIERIS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

720795103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720795103	13G/A	Page 1 of 7 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,839,980 (See Note 1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,839,980 (See Note 1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,839,980 (See Note 1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount comprises beneficial ownership of 3,839,980 shares of Common Stock, which consists of (i) 2,713,219 shares of Common Stock plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of a warrant held by Aquilo Capital, L.P. (the "Warrant"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.2% of the Common Stock, based on (i) 72,062,173 shares of Common Stock outstanding as of October 29, 2021, represented on the 10-Q filed with the Securities and Exchange Commission ("SEC") on November 2, 2021 plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of the Warrant.
CUSIP No. 720795103	13G/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,323,288 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,323,288 (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,323,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(2)	This amount comprises beneficial ownership of 4,323,288 shares of Common Stock, which consists of (i) 3,196,527 shares of Common Stock plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of the Warrant. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.9% of the Common Stock, based on (i) 72,062,173 shares of Common Stock outstanding as of October 29, 2021, represented on the 10-Q filed with the SEC on November 2, 2021 plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of the Warrant.

CUSIP No. 720795103	13G/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Marc Schneidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,323,288 (See Note 3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,323,288 (See Note 3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,323,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) See Note (2) Above

CUSIP No. 720795103	13G/A	Page 4 of 7 Pages

AMENDMENT NO. 4 TO SCHEDULE 13G/A

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on October 7, 2019 and Amendment No.1 thereto filed on February 14, 2020 and Amendment No.2 thereto filed on April 22, 2020 and Amendment No. 3 thereto filed on February 16, 2021 (as so amended, the “Schedule 13G/A”). Terms defined in the Schedule 13G/A are used herein as so defined.

The following Items of the Schedule 13G/A are amended and restated to read in their entirety as follows:

Item 4.	Ownership

(i)	Aquilo Capital, L.P.

(a)	Amount beneficially owned: 3,839,980 (See Note 4)

(b)	Percent of class: 5.2% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,839,980 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,839,980 (See Note 4)

(ii)	Aquilo Capital Management, LLC

(a)	Amount beneficially owned: 4,323,288 (See Note 4)

(b)	Percent of class: 5.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,323,288 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,323,288 (See Note 4)

(iii)	Marc Schneidman

(a)	Amount beneficially owned: 4,323,288 (See Note 4)

(b)	Percent of class: 5.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,323,288 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,323,288 (See Note 4)

CUSIP No. 720795103	13G/A	Page 5 of 7 Pages

Note 4:

Aquilo Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Aquilo Capital Management, LLC, which serves as the general partner and investment manager to investment funds, including but not limited to, Aquilo Capital, L.P. and Aquilo Capital LO, L.P. (previously known as Aquilo Capital II, L.P.), (collectively the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Schneidman, as Managing Member of Aquilo Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Note 5:

This amount comprises beneficial ownership of 3,839,980 shares of Common Stock, which consists of (i) 2,713,219 shares of Common Stock plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of a warrant held by Aquilo Capital, L.P. (the "Warrant"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.2% of the Common Stock, based on (i) 72,062,173 shares of Common Stock outstanding as of October 29, 2021, represented on the 10-Q filed with the Securities and Exchange Commission ("SEC") on November 2, 2021 plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of the Warrant.

Note 6:

This amount comprises beneficial ownership of 4,323,288 shares of Common Stock, which consists of (i) 3,196,527 shares of Common Stock plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of the Warrant. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.9% of the Common Stock, based on (i) 72,062,173 shares of Common Stock outstanding as of October 29, 2021, represented on the 10-Q filed with the SEC on November 2, 2021 plus (ii) 1,126,761 shares of Common Stock issuable upon exercise of the Warrant.

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management, LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. 720795103	13G/A	Page 6 of 7 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 14, 2022

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management, LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. 720795103	13G/A	Page 7 of 7 Pages